

November 8, 2022

Terry Kohler
Chief Financial Officer
Verrica Pharmaceuticals Inc.
44 West Gay Street, Suite 400
West Chester, PA 19380

> **Re: Verrica Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-38529**

Dear Terry Kohler:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis
Research and Development Expenses, page 82

1.   Given the importance of research and development expenses to your business model and the multiple product candidates under development, please revise future filings to disclose costs by product candidate as well as by the nature of expense for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

Item 9A. Controls and Procedures
Managements Report on Internal Control Over Financial Reporting, page 113

2.   We note the disclosure that you performed an assessment of your internal control over financial reporting as of December 31, 2021, however, you did not clearly disclose your management's conclusion. Please tell us and revise future filings to disclose management's conclusion on whether or not your internal controls were effective at the

       end of the period. Refer to the guidance in Item 308(a)(3) of Regulation S-K. Please also note that Item 308 of Regulation S-K is an annual assessment and is not required for interim periods.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences